

Mail Stop 3628

August 13, 2020

Brian T. Stevens
Vice President and Controller
Mercedes-Benz Financial Services USA LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re:** **Mercedes-Benz Auto Lease Trust 2019-A**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 27, 2020**
> **File No. 333-208533-07**

Dear Mr. Stevens:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Exhibit 33.1

1. Mercedes-Benz Financial Services USA LLC's report on its assessment of compliance with applicable servicing criteria includes a reference to Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. Please be advised that, on December 9, 2014, the Division of Corporation Finance renamed its publicly available interpretations as Compliance and Disclosure Interpretations ("C&DIs") and the interpretation regarding vendors engaged by servicers is now C&DI 200.06. Please confirm that, in future filings for this and any other transaction for which you are the servicer, all references to any SEC interpretations on which a party relies will accurately reflect the C&DI format.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Siegfried P. Knopf, Esq., Sidley Austin LLP
        Steven C. Poling, Esq., Mercedes-Benz Financial